Exhibit No. 11   Computation of Earnings Per Common Share




                                               SIX MONTHS ENDED
                                                 JUNE 30, 1995
                                               -----------------


     Net income available
     for common shareholders                          $   10,000

     Average common shares outstanding                   374,275

     Income per common share                          $     0.03